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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              FOR NEWS RELEASES OF:

                               February 24, 2003;
                                February 18, 2003

                            NAM TAI ELECTRONICS, INC.

                         (Registrant's name in English)

               15th Floor, China Merchants Tower, Shun Tak Centre
                    168-200 Connaught Road Central, Hong Kong


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NEWS RELEASES - 03_02_24

NAM TAI ELECTRONICS, INC.

Nominates Dr. William Lo as Independent Non-executive Director VANCOUVER, CANADA -- February 24, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced that Dr. William Lo Wing Yan, JP, has agreed to accept the Board of Director's invitation to stand as a director nominee at Nam Tai's 2003 Annual Shareholders' Meeting scheduled for June 10, 2003 in New York. Dr. Lo, aged 41, is currently the Executive Director and Vice-president of China Unicom Ltd., a telecommunications operator in China, which is listed on both the stock exchanges of Hong Kong and New York. He is also at present the Non-executive Chairman of WPP Greater China, a division of WPP Group Plc., which is a communication services group and the shares of which are listed on the London Stock Exchange and NASDAQ. Dr. Lo is a member of the GEM Listing Committee. He is also a Board Member of the Hong Kong Applied Science and Technology Research Institute as well as the Hong Kong Jockey Club Institute of Chinese Medicine Ltd. Dr. Lo is a Council Member of the Open University of Hong Kong. He is also Non-executive Director of three other listed companies in Hong Kong.

Dr. Lo was the Chief Executive Officer of Citibank's Global Consumer Banking Business for Hong Kong Macau from 1998 to 1999. Prior to his appointment at Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. Dr. Lo holds a M.Phil. degree in Molecular Pharmacology and a Ph.D. degree in Genetic Engineering, both from Cambridge University, England. He was a Commonweath Scholar, a Croucher Foundation Fellow (H.K.), and a Bye-Fellow of Downing College, Cambridge. In 1996, Dr. Lo was selected as a "Global Leader for Tomorrow" by World Economic Forum. In 1998, Dr. Lo was appointed as a Justice of the Peace (JP) of Hong Kong.

"The Board of Directors of the Company are honoured to nominate Dr. Lo, a well respected intellectual and business executive, as an Independent Director of the Board of Nam Tai," commented Mr. Tadao Murakami, Nam Tai's Chairman. "Nam Tai is committed to good corporate governance. With Dr. Lo's extensive experience in various major capital markets and holding honorable positions in several listed companies, we believe that Dr. Lo would further improve our standards of corporate governance."

Dividend Reminder

The Company will pay the first quarter 2003 dividend of $0.15 per share on April 21, 2003 to shareholders of record at the close of business on March 31, 2003. On February 14, 2003 the Company announced, for the tenth consecutive year, an increase in its dividend. The annual dividend was increased to $0.60 per share for 2003 up from $0.48 per share in 2002.

About Nam Tai

We are an electronics design and manufacturing services provider to a select group of the world's leading original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services, or EMS, operations, we manufacture electronic components and subassemblies, including LCD panels, transformers, LCD modules and radio frequency, or RF, modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PC's, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.

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NEWS RELEASES - 03_02_18

NAM TAI ELECTRONICS, INC.

VANCOUVER, CANADA -- February 18, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol QNA) today announced that in the review of its quarterly financial results for the year ended December 31, 2002 that it determined a non-cash charge of $1.5 million related to the creation of a minority interest in its JIC subsidiary should have been reflected in its quarterly results for the three months ended June 30, 2002, the period when the JIC minority interest was created. This charge was reflected in the Company's press release announcing its fourth quarter results as a fourth quarter charge. The change in timing of this charge does not affect the Company's annual results as presented in its prior press release.

The result of changing the period in which this charge was recognized is to reduce net income for the three months ended June 30, 2002 by $1.5 million to $3.8 million. Intangible assets - net at June 30, 2002 should have also been reduced by $1.5 million to $20.6 million. For the quarter ended December 31, 2002, net income should have been $1.5 million higher than previously shown, or $6.0 million. This change does not affect the Company's balance sheet at December 31, 2002. As this is a non-cash charge, there is no impact to the Company's cash flow from operations or investing activities in any period of 2002.

Fourth Quarter Results Analyst Conference Call

The Company will hold a conference call on Tuesday, February 18, 2003 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference call over the Internet by going to http://www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing 612-288-0318 just prior to its start time. Users will be asked to register with the conference call operator.

About Nam Tai

We are an electronics design and manufacturing services provider to a select group of the world's leading original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services, or EMS, operations, we manufacture electronic components and subassemblies, including LCD panels, transformers, LCD modules and radio frequency, or RF, modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PC's, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.


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The Registrant hereby incorporates this Report on Form 6-K into its Registration
Statements on Form F-3 (Registration Nos. 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.

For and on behalf of Nam Tai Electronics, Inc.



                                 /s/ Ming Kown Koo
                                -----------------------
                                     MING KOWN KOO
                                CHIEF FINANCIAL OFFICER